

MUFG SECURITIES AMERICAS INC. EXEMPTION REPORT

MUFG Securities Americas Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, 'Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a- 5(d)(l) and (4). Although the Company does not fit into one of the identified exemptive provisions in 17 C.F.R. §240.l5c3-3(k), the Company is filing an exemption report consistent with adopting the Rule l7a-5 amendments based on the following identified circumstances. To the best of our knowledge and belief, the Company states the following:

1. The Company may file this Exemption Report as the Company's transactions are cleared and settled on a Delivery vs. Payment / Receive vs. Payment ("DVP/RVP") basis. The Company does not offer any other clearing services to customers.
2. Other than positions related to "held in custody" repo arrangements with one legacy counterparty, the Company does not custody customer funds or securities. The arrangements with the legacy counterparty complies with provisions (A) through (D) of paragraph (b)(4)(i) of Rule 15c3-3.
3. The Company performs a weekly and at month end 15c3-3 calculation, which includes debit and credit items reported on the Company's customer reserve requirements computation associated with customer failed to receive and failed to deliver on its DVP/RVP business, credit balances in the Company accounts that are attributable to principal sales to customers, and the Company's corporate buy-back business.

The Company has discussed the basis for filing this Exemption Report with the SEC Division of Trading and Markets staff and this Exemption Report is consistent with those discussions.

To the best of its knowledge and belief, the Company met the identified circumstances for the period January 1, 2023 through December 31, 2023 without exception.

Alexander Radcliffe, Chief Financial Officer

February 27, 2024



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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the stockholder and the Board of Directors of MUFG Securities Americas Inc.

We have reviewed management's statement, included in the accompanying MUFG Securities Americas Inc. Exemption Report (the "Exemption Report"), in which MUFG Securities Americas Inc. ("the Company") stated that the Company filed its Exemption Report because the Company met the identified circumstances throughout the year ended December 31, 2023, without exception. The Company's management is responsible for its statement.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about management's statement that the Company met the identified circumstances. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statement. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statement referred to above for it to be fairly stated, in all material respects.

Deloitte & Touche LLP

February 27, 2024